UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-41324

AKANDA CORP.

(Registrant’s Name)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into Underwriting Agreement

On March 14, 2022, Akanda Corp. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Boustead Securities, LLC (the “Representative”), as the representative of the several underwriters named on Schedule 1 thereto, relating to the public offering (the “Offering”) of 4,000,000 common shares, no par value, of the Company at a price to the public of $4.00 per share (the “Offering Price”), before underwriting discounts and commissions. The Company has also granted the underwriters a 45-day option to purchase from the Company up to an additional 600,000 Common Shares at the Offering Price, less underwriting discounts and commissions, representing 15% of the common shares sold in the Offering (the “Option”).

The Offering was made pursuant to the Company’s Registration Statement on Form F-1, as amended (File No. 333-262436) that was filed with the Securities and Exchange Commission and was declared effective on March 14, 2022.

Pursuant to the Underwriting Agreement, the Company agreed to (i) sell the common shares to the underwriters at the Offering Price less an underwriting discount equal to 7%, and (ii) issue the Representative (or its designees) a warrant to purchase common shares (the “Representative’s Warrant”) representing 7% of the number of total common shares sold in the Offering, including shares sold pursuant to exercise of the Option.

The Underwriting Agreement includes customary representations, warranties and covenants by the Company. It also provides that the Company will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed herewith as Exhibit 1.1 and is incorporated herein by reference.

Completion of the Offering

The Offering closed on March 17, 2022, and the Company sold 4,000,000 common shares to the underwriters at the Offering Price less an underwriting discount equal to 7%. In connection with the closing of the Offering, the Company issued the Representative’s Warrant to purchase 280,000 common shares. The initial exercise price of Representative's Warrant is $5.00 per share, which represents 125% of the Offering Price. The Company also paid the Representative a non-accountable expense allowance equal to 1.0% of the aggregate gross proceeds raised in the Offering and reimbursed the Representative for certain expenses incurred in connection with the Offering.

The foregoing summary of the Representative’s Warrant is qualified in its entirety by reference to the full text of the form of Representative’s Warrant, a copy of which is attached as Exhibit 4.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Conversion of Convertible Debenture issued on November 3, 2021

The Company issued a convertible debenture on November 3, 2021 (the “Convertible Debenture”) to Halo Collective Inc. (the “Debenture Holder”).

On March 14, 2022, the Company issued 1,645,745 common shares to the Debenture Holder upon the conversion of a total of $6,582,980.34 in principal and accrued interest under the Convertible Debenture.

The issuance of the above-mentioned shares upon conversion of the Convertible Debenture is exempted from the registration requirements of the Securities Act under Rule 506(b) of Regulation D promulgated by the SEC under the Securities Act.

Issuance of Press Release

On March 17, 2022, the Company issued a press release announcing the closing of the Offering. The press release, which is furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibits 1.1 and 4.1 to this report of a Foreign Private Issuer on Form 6-K are deemed filed for all purposes under the Securities Act of 1933 and the Securities Exchange Act of 1934.

Exhibit No.	Description

1.1	Underwriting Agreement, dated as of March 14, 2022, between Akanda Corp. and Boustead Securities, LLC
4.1	Representative’s Warrant, dated as of March 17, 2022
99.1	Akanda Corp. Closes Initial Public Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.

	By	:	/s/ Tejinder Virk
	Name	:	Tejinder Virk
	Title	:	Chief Executive Officer and Director

Date: March 18, 2022